The First Western Funds Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

December 1, 2020

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The First Western Funds Trust (the “Trust”) File Nos. 811-22691; 333-180717

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to comments provided by Ms. Ashley Vroman-Lee of the staff of the Securities and Exchange Commission (the “Commission”) on the preliminary copy of the proxy materials, including a Shareholder Letter, Notice of Special Meeting, Proxy Statement and Proxy Card, filed with the Commission on November 20, 2020 pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934. The Trust intends to file definitive copies of the proxy materials reflecting the changes described in this letter. Set forth below are the Commission staff’s comments and the Trust’s responses to those comments.

PROXY STATEMENT

Comment 1: In the “Questions and Answers” section on page 10, “How does the Transaction affect the fees and daily portfolio management of the Funds,” please disclose whether the advisory fees paid by the Funds under the New Advisory Agreements are identical to the advisory fees that are currently being paid by the Funds or disclose any differences.

Response 1: We have revised the first sentence in the section to read, “The Transaction does not materially affect the operation of the Funds and the advisory fees to be charged to the Funds under the New Advisory Agreements will be the same as the advisory fees currently charged to the Funds.”

Comment 2: In the table of Trustee nominees beginning on page 15, include a separate column for other directorships held by such nominees.

Response 2: We have added a separate column showing the directorships of public companies held by the Trustee nominees within the past 5 years.

Comment 3: With regards to Proposal 2, the approval of new advisory agreements, state the date on which the advisory agreements were most recently approved by the Board of Trustees pursuant to Item 22(c) of Schedule 14A.

Response 3: The date on which the investment advisory agreements were most recently approved by the Board of Trustees (July 29, 2020) is disclosed in the bullet points at the bottom of page 24 and the top of page 25 of the Proxy Statement.

Comment 4: In Paragraph 1 of Proposal 2, indicate what is meant by the ongoing “revenue share” that First Western will receive as a result of the Transaction.

Response 4: We revised the disclosure to read, “In the Transaction, First Western will earn an ongoing “revenue share” that generally will be calculated as follows: (i) 25% on all assets held in the Funds during the three-year period immediately following the Transaction and (ii) 10% on assets held in the Funds for customers of First Western Trust during the fourth and fifth years following the Transaction.”

Comment 5: Pursuant to Item 22(c)(11) of Schedule 14A, disclose whether the Board of Trustees discussed considerations adverse to Proposal 2 (new advisory agreements). If the Board had such a discussion and determined there were no adverse considerations, state that.

Response 5: As required by Item 22(c)(11) of Schedule 14A, the disclosure concerning Proposal 2 in the Proxy Statement under the heading “Evaluation by the Board of Trustees” discusses the material factors and the conclusions with respect thereto that formed the basis for the Board’s recommendation that the Funds’ shareholders approve the New Advisory Agreements, including any material considerations adverse to Proposal 2.

Comment 6: Please remove all references to the “form of” Advisory and Sub-Advisory Agreements.

Response 6: We have removed all “form of” references to these agreements in the Proxy Statement.

Comment 7: Pursuant to Item 22(a)(3)(iii) of Schedule 14A, please state prominently that the Funds will furnish, without charge, a copy of their most recent annual and semi-annual reports.

Response 7: We have added bold type to this section in the Proxy Statement in order to make it more prominent.

Thank you for your comments. Please contact the undersigned at 781-799-5517 if you have any questions.

Very truly yours,

Linda J. Hoard

Secretary